

Mail Stop 3233

June 14, 2018

Via E-Mail
Michael Z. Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

Re: Manufactured Housing Properties Inc.
Amendment No. 1 to Form 10-12G
Filed May 31, 2018
File No. 000-51229

Dear Mr. Anise:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2018 letter.

General

1.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2.   Please include updated financial statements within your next amendment.

Item 1. Business

Recent Developments, page 4

3.   We note your response to comment 4 and the revised disclosure on page 4 that the 3 parks in the "pipeline" are only under consideration for future acquisitions and are not under any agreements. Please revise to clarify whether these properties are in addition to the two acquisitions which are under letter of intent agreements as disclosed on page F-14.

Item 1A. Risk Factors, page 4

4.   To the extent it is material, please provide risk factor disclosure pertaining to the specific risks associated with providing your property management services, including community management.

Item 2. Financial Information.

Liquidity and Capital Resources, page 12

5.   We note your response to comment 10 and your revised disclosure on page 12 and reissue the comment. We note your disclosure throughout, for example in Note 4 and Note 7 to the financial statements, related to your property-level debt and credit agreements. Please revise your disclosure in this section to include the material terms of your indebtedness and address your anticipated source of funds to service your debt. Please also revise your disclosure to describe your material commitments for capital expenditures as of the end of the last fiscal period.

6.   We note your disclosure on page 12 that you expect to meet your short-term liquidity requirements for the next twelve months, generally through available cash as well as net cash provided by operating activities and availability under your existing related party note, and that you consider these resources to be adequate to meet your operating requirements for capital improvements, amortizing debt and payment of distributions. We further note your disclosure on page 13 that there is substantial doubt about your ability to continue as a going concern and that you believe your current available cash along with anticipated revenues may be insufficient to meet your cash needs for the near future. Please revise your disclosure to reconcile these statements.

Item 3. Properties, page 16

7.   We note that you disclose the "average occupancy" for each of your properties as of December 31, 2017. Please revise to clarify how you determine "average occupancy."

Item 5. Directors, Executive Officers, page 16

8.   We note your response to comment 14 and reissue the comment. Please revise your disclosure in this section to briefly describe the principal business of Gvest Capital LLC, state whether Gvest Capital LLC is an affiliate of the registrant, and clarify the relationship between Gvest Capital LLC and Gvest Real Estate Capital LLC. Refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 18

9.   We note your revised disclosure on page 18 in response to comment 15 and reissue our prior comment. Please revise the tabular disclosure required under Item 402(n) of Regulation S-K to cover your last two completed fiscal years, as required under Item 402(n), and include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K. In addition, please provide the tabular disclosure required under Item 402(p) of Regulation S-K and the narrative disclosure specified in Item 402(q), or tell us why you believe these disclosures are not required.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

10.   We note your response to comment 17 and your revised disclosure on page F-11. We reissue our prior comment in part, as we are unable to locate the requested disclosure required by Item 404(a) of Regulation S-K. Please revise your disclosure in this section to provide the information required by Item 404(a) of Regulation S-K in relation to your related party note.

Item 10. Recent Sales of Unregistered Securities, page 19

11.   We note your response to comment 18 and your revised disclosure on pages 19 and 20. Please revise your disclosure to provide all relevant information required by Item 701 of Regulation S-K for each transaction described in this section, including the facts relied upon to make the exemption from registration available.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

12.   We note your response to comment 19. Please revise to address the auditors' report to the stockholders of the Company and the board of directors. Refer to PCAOB AS 3101.07.

Note 3 – Acquisitions, page F-10

13.   We note your response to comment 26. As previously requested, please tell us your basis
         for treating the acquisitions as asset acquisitions and the literature upon which you relied.

Regulation S-X Rule 8-06 Financial Statements, pages F-15 – F-34

14.   We note your response to comments 28 and 29 and await the filing of the Regulation S-X
         Rule 8-06 financial statements for Pecan Grove MHP, Azalea MHP and Holly Faye
         MHP.

Unaudited Pro Forma Consolidated Statements, page F-35

15.   We note your response to comment 31. As previously requested, please tell us and revise
         your filing to disclose how the amount of the general and administrative costs you expect
         to incur are factually supportable, including whether they are based on contractual
         arrangements. To the extent applicable please revise to exclude the expenses that are not
         factually supportable. However, you may disclose your estimate of the items that are not
         factually supportable in a footnote.

         We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

         You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the
financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202)
551-5880 or me at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        /s/ Sandra Hunter Berkheimer

                                        Sandra Hunter Berkheimer
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities